EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued but are not yet effective. MD&A is presented in the following sections: Overview, Current Developments, Compliance with NYSE American LLC Continued Listing Standards, Description of Operations, Critical Accounting Policies and Estimates, Operating Results. It is useful to read the MD&A in conjunction with the unaudited condensed consolidated financial statements and related notes thereto contained elsewhere in this document. Unless the context otherwise requires, all references in this MD&A to “the Company”, “Birks Group”, “Birks” “we”, “our”, “ours”, and “us” refer to Birks Group Inc., a Canadian corporation.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 29, 2025 as Fiscal 2025, and the current fiscal year ending March 28, 2026 as Fiscal 2026. Fiscal 2026 and Fiscal 2025 consist of a fifty-two-week period.

All figures presented in this MD&A are in Canadian dollars unless otherwise specified.

Overview

Birks Group is a leading designer of fine jewelry and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company also has a small wholesale division with customers in North America, the U.K., and the E.U., which will be wound down by the end of 2025. As of September 27, 2025, Birks Group operated 32 stores across Canada, of which 17 retail stores operate under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, four retail locations in Laval, Ottawa, and Toronto under the Breitling brand, four retail locations in Toronto under the European Boutique brand, one retail location in Toronto under the Omega brand and one retail location in Toronto under the Montblanc brand.

Current Developments

Economic risk factors

The Company believes recent general economic conditions, business and retail climates and geopolitical instability, which include heightened inflation, stock market volatility and high interest rates and tariffs and retaliatory tariffs, could lead to a slow-down in certain segments of the global economy and affect customer behavior and the amount of discretionary income spent by potential consumers to purchase the Company’s products. If global economic and financial market and geopolitical conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected.

Significant Transaction

On June 6, 2025, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with the shareholders of 1067830 Ontario Limited (“the Target”), a company incorporated under the laws of Ontario, to acquire the Target and its wholly-owned subsidiaries which operate four retail locations in Toronto, Ontario, under the European Boutique brand and are engaged primarily in luxury timepieces and jewelry retail activities. The purchase was completed on July 8, 2025, for a total consideration of $10.8 million (or $8.1 million net of cash acquired) including purchase price adjustments for working capital. The purchase price was paid with a $9.7 million cash consideration at closing and a note payable of $1.1 million payable to the vendor on the first anniversary of the closing date, subject to certain adjustments customary for an acquisition of this nature (the “European Acquisition”).

On June 26, 2025, Mangrove Holding S.A. (“Mangrove”), one of the Company’s controlling shareholders, entered into a loan agreement with the Company to advance $3.75 million of additional indebtedness (the “Mangrove Loan”) to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

In conjunction with the closing of the European Acquisition, on July 8, 2025, the Company entered into an amendment to the Amended Term Loan (defined below) with Crystal Financial LLC (D/B/A SLR Credit Solutions) (“SLR”), whereby SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital (the “Incremental Loan”). The Incremental Loan bears interest at the same rate as the current term loan with SLR which is CORRA plus (i) a CORRA adjustment of 0.32% and (ii) 7.75%, and is repayable, in full, on December 24, 2026.

In addition, contemporaneously with the Incremental Loan, on July 8, 2025, the Company entered into an amendment and waiver to the Amended Credit Facility (as defined below) with Wells Fargo Capital Finance Corporation Canada (“Wells Fargo”) whereby Wells Fargo waives certain provisions of the existing Amended Credit Facility to permit the European Acquisition, the Incremental Loan and the Mangrove Loan.

Change in Company’s Management

On August 26, 2025, the Company announced that Jean-Christophe Bédos, the Company’s President and CEO and Director, was stepping down from his role on August 29, 2025. He continues to support the Company in an advisory capacity during the leadership transition. The decision comes as the Company works to address recent financial challenges and position itself for long-term stability and growth.

An executive search for a new President and CEO will take place in due course. In the interim, Mr. Niccolò Rossi di Montelera, in addition to being the Company’s Executive Chairman of the Board, was appointed as Interim CEO. Mr. Rossi di Montelera was elected to the Company’s Board of Directors in September 2010 and has served as Vice-Chairman of the Company’s Board of Directors from June 2015 until being appointed Executive Chairman of the Board in January 2017. In addition, Mr. Davide Barberis Canonico, a member of the Company’s Board of Directors, was appointed Interim President and Chief Operating Officer. With 12 years of service on the Company’s Board of Directors, Mr. Barberis Canonico brings extensive leadership experience, having held CEO roles at several companies. Mr. Barberis Canonico has assumed day-to-day leadership responsibilities.

Compliance with NYSE American LLC Continued Listing Standards

Our common stock is currently listed with NYSE American LLC (“NYSE American”). In order to maintain our listing, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public shareholders. NYSE American may delist the securities of any issuer for other reasons involving the judgment of NYSE American.

On February 25, 2025, the Company was notified by NYSE American LLC (“NYSE American”) that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) and (ii) of the NYSE American Company Guide (the “Company Guide”). Section 1003(a)(i) applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years. Section 1003(a)(ii) applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Company reported stockholders’ deficit of U.S. $6.1 million (CAD $(8.2) million) as of September 28, 2024, and net losses in two of its three most recent fiscal years ended March 30, 2024 and in three of its four most recent fiscal years ended March 30, 2024. The Company was not eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on March 27, 2025, addressing how the Company intends to regain compliance with Section 1003(a)(i) and (ii) of the Company Guide. The plan includes various initiatives, supported by a capital injection that may not be available on commercially reasonable terms, or may not be available at all. On May 13, 2025, NYSE American notified the Company that it accepted the Company’s plan and granted the Company an extension for its continued listing until August 25, 2026 (the “Plan Period”).

The Company is subject to periodic review by NYSE American during the Plan Period. If the Company does not regain compliance by the end of the Plan Period, or if the Company does not make progress consistent with the plan during the Plan Period, NYSE American may initiate delisting procedures as appropriate. We cannot assure that we will make sufficient progress to regain compliance with Sections 1003(a)(i) and 1003(a)(ii) by August 25, 2026 under our initial plan or any revision we make to such plan or that NYSE American will accept any revisions we propose to make to our initial plan, or that delisting proceedings may not be instituted against us based on our not meeting certain elements of the near-term milestones we had included as part of the compliance plan we submitted. If delisting proceedings are instituted against us, we would have the right to appeal any delisting determination.

For the twenty-six week period ended September 27, 2025, the Company reported total assets of $213.2 million (U.S. $152.9 million) and revenues of $93.1 million (U.S. $67.4 million). As of December 5, 2025, the Company had 11,876,717 publicly listed shares, more than 400 lot shareholders, and a market value of publicly listed shares of U.S. $13.0 million. The Company is currently not meeting the continued listing standards set forth in the Company Guide with respect to minimum stockholders’ equity and reported losses from continuing operations and/or net losses.

If NYSE American delists our common stock from trading on the exchange and we are not able to list our securities on another national securities exchange, we expect our common stock would qualify to be quoted on an over-the-counter market. If this were to occur, we could experience a number of adverse consequences, including: limited availability of market quotations for the common stock; reduced liquidity for our securities; our common stock being categorized as a “penny stock,” which requires brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock; and decreased ability to issue additional securities or obtain additional financing in the future.

Receipt of the non-compliance and acceptance notices does not affect the Company’s business, operations, financial or liquidity condition, or reporting requirements with the Securities and Exchange Commission. During this time, the Company’s Class A voting shares will continue to be listed and trade under the symbol “BGI.”

Description of Operations

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, debit cards, third-party credit cards, private label credit cards and proprietary credit cards to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average sales transaction.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and inventory reserves, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, finance, human resources and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third-party product brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expense represented approximately 2.1% of sales during the twenty-six week period ended September 27, 2025 and approximately 2.7% of sales during the twenty-six week period ended September 28, 2024. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

Our attention remains focused on the execution of our short-term and long-term strategic plans.

Over the short-term, we intend to focus our efforts on those strategies and key drivers of our performance that we believe are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•

manage expenses and assets efficiently in order to optimize profitability and generate positive operating cash flow with the objective of growing earnings before interest, tax, depreciation and amortization (“EBITDA”);

•	align our operations to effectively and efficiently deliver benefits to our shareholders;

•	successfully integrate the European Acquisition and achievement of identified synergies; and

•	maintain flexible and cost-effective sources of borrowings to finance our operations and growth strategies.

Over the long term, we believe that the key drivers of our performance will be our ability to:

•	continue to develop our Birks product brand through the expansion of all sales channels including e-commerce;

•

execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, and source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of the Birks product brand, as well as our third-party product brands with an objective of maintaining and eventually increasing customer traffic, client acquisition and retention, and net sales through regional, national and international advertising campaigns using digital channels (including our website), billboards, print, direct mail, in-store events, community relations, media and public relations, partnerships with key suppliers, and associations with prestige institutions;

•

provide a superior omni-channel client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability; and

•	recruit and retain top talent whose values are aligned with our omni-channel strategic visions.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 29, 2025 filed with the SEC on July 25, 2025, in the Critical Accounting Policies and Estimates section contained therein. During the twenty-six week period ended September 27, 2025, there were no material changes in our estimates and critical accounting policies.

Operating results

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior period. We include e-commerce sales in our comparable store sales calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales accordingly. Comparable store sales measure the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measure the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 27, 2025	For the 26 weeks ended September 28, 2024
Comparable store sales	6.3%	-4.9%

The increase in comparable store sales of 6.3% during the twenty-six week period ended September 27, 2025 is mainly attributable to strong sales in all products categories, particularly in third-party branded timepieces, but also in Birks branded jewelry and third-party branded jewelry. The comparable store sales increase was further supported by an increase in units sold as well as an increase in average sales transaction value.

The following table sets forth, for the twenty-six week period ended September 27, 2025 and for the twenty-six week period ended September 28, 2024, the amounts in our condensed consolidated statements of operations:

	Twenty-Six Week Period Ended
	September 27, 2025	September 28, 2024
	(In thousands)
Net sales	$93,117	$80,118
Cost of sales	56,651	48,859

Gross profit	36,466	31,259

Selling, general and administrative expenses	32,958	27,827
Depreciation and amortization	3,690	3,701

Total operating expenses	36,648	31,528

Operating (loss)	(182)	(269)
Interest and other financing costs	3,694	4,034
Income taxes	—	—
Equity in earnings of joint venture, net of taxes	1,318	1,222

Net (loss)	$(2,558)	$(3,081)

Net Sales

	For the 26 weeks ended September 27, 2025	For the 26 weeks ended September 28, 2024
	(In thousands)
Net Sales – Retail	$88,350	$75,229
Net Sales – Other	4,767	4,889

Total Net Sales	$93,117	$80,118

Total net sales for the twenty-six week period ended September 27, 2025 were $93.1 million compared to $80.1 million in the twenty-six week period ended September 28, 2024, which is an increase of $13.0 million, or 16.2%. Net retail sales were $13.1 million higher than the comparable prior year period, attributable in part, to the acquisition of the European stores, as well as an increase in third-party branded timepiece sales across multiple brands and increases in Birks branded jewelry and third-party branded jewelry. The retail sales increase was further supported by an increase in units sold as well as an increase in average sales transaction value. The decrease in Net Sales – Other of $0.1 million is primarily driven by a decrease in sales from our wholesale business due to this business being wound down, offset by an increase in the gold exchange business of 18.1% due to an increase in events throughout the period and strong gold price, as well as an increase of 8.3% in e-commerce sales driven by branded timepiece sales and higher average selling price.

Gross Profit

	For the 26 weeks ended September 27, 2025	For the 26 weeks ended September 28, 2024
	(In thousands)
Gross Profit – Retail	$34,325	$29,018
Gross Profit – Other	2,141	2,241

Total Gross Profit	$36,466	$31,259

Gross Margin (Total Gross Profit as a % of Total Net Sales)	39.2%	39.0%

Total gross profit was $36.5 million, or 39.2% of net sales, for the twenty-six week period ended September 27, 2025 compared to $31.3 million, or 39.0% of net sales for the twenty-six week period ended September 28, 2024. The increase of $5.2 million in total gross profit is primarily attributable to an increase in sales volume in retail following the acquisition of the European stores and strong third-party branded timepieces sales. The 0.2% increase in gross margin is primarily attributable to a foreign exchange gain of $0.8 million compared to a loss in the comparable prior year period, partially offset by product mix. The gold exchange and e-commerce channels also experienced higher sales volume, offset by sales mix. This was partially offset by a decrease in sales volume and sales mix in the wholesale channel due to the wind down of the wholesale business. In addition, packaging, reserves and other costs were approximately $0.6 million greater than the comparable prior year period.

SG&A Expenses

SG&A expenses for the twenty-six-week period ended September 27, 2025, totaled $33.0 million, representing 35.4% of net sales, compared to $27.8 million, or 34.7% of net sales, for the same period in 2024, representing an increase of $5.2 million. The primary driver of this increase was the European Acquisition, which contributed $2.6 million. Compensation rose by $1.3 million ($0.8 million related to European) due to higher sales volume and increased headcount. Credit card fees increased by $0.7 million ($0.2 million related to European) driven by higher sales. Occupancy costs grew by $1.2 million ($0.8 million related to European) as a result of additional stores. Transaction costs related to the European acquisition amounted to $0.4 million, while severance costs totaled $0.9 million, primarily related to the CEO transition. Professional fees and other expenses increased by $0.6 million ($0.3 million relating to the European Acquisition) and stock-based compensation rose by $0.2 million, mainly due to fluctuations in the stock price. These increases were partially offset by lower marketing costs, which decreased by $0.2 million as a result of cost-saving measures, including reduced spending on events and campaigns. Overall, SG&A expenses as a percentage of net sales increased by 0.7% compared to the comparable prior year period.

Depreciation and Amortization Expense

Depreciation and amortization expense for the twenty-six week period ended September 27, 2025 was $3.7 million compared to $3.7 million for the twenty-six week period ended September 28, 2024.

Interest and Other Financing Costs

Interest and other financing costs in the twenty-six week period ended September 27, 2025 were $3.7 million compared to $4.0 million in the twenty-six week period ended September 28, 2024, a decrease of $0.3 million, driven primarily by an increase of the foreign exchange gain of $0.9 million on U.S. denominated debt due to the weakening of the U.S. dollar compared to the Canadian dollar during the twenty-six week period ended September 27, 2025 compared to the twenty-six week period ended September 28, 2024, partially offset by an increase in the average amount outstanding on the Amended Credit Facility and the increase in the Amended Term Loan during the twenty-six week period ended September 27, 2025 compared to the twenty-six week period ended September 28, 2024.

Income Tax Expense

The Company has continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our continuing operations during these periods as the criteria for recognition of these assets was not met at September 27, 2025. The tax years 2018 through 2025 remain open to examination in the major taxing jurisdictions to which the Company is subject.

Equity in earnings of joint venture, net of taxes

During the twenty-six week period ended September 27, 2025, the Company recognized $1.3 million of equity in earnings of joint venture, net of taxes compared to $1.2 million in the twenty-six week period ended September 28, 2024, as a result of its investment in the RMBG joint venture accounted for under the equity method of accounting. The increase for the twenty-six-week period ended September 27, 2025 to the comparable twenty-six week period ended September 28, 2024 is a result of higher operating earnings in the joint venture due to improved margins and lower selling, general and administrative expenses.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. GAAP, and accordingly provides U.S. GAAP financial measures, including net income (loss). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable U.S. GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures from time to time including: “EBITDA”.

NET INCOME (LOSS) AND EBITDA

“EBITDA” is defined as net income (loss) before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with U.S. GAAP EBITDA.

EBITDA
	For the twenty-six week period ended
($000’s)	September 27, 2025	September 28, 2024
Net income (loss) (U.S. GAAP measure)	(2,558)	(3,081)
as a % of net sales	-2.7%	-3.8%
Add the impact of:
Interest expense and other financing costs	3,694	4,034
Depreciation and amortization	3,690	3,701

EBITDA (non-GAAP measure)	$4,826	$4,654

as a % of net sales	5.2%	5.8%

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Amended Credit Facility. As of September 27, 2025, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $73.5 million ($73.8 million net of $0.3 million of deferred financing costs) on its maximum $90.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Amended Credit Facility and Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and Amended Term Loan. The Company met its excess availability requirements as of and throughout the twenty-six week period ended September 27, 2025, and as of the date these financial statements were authorized for issuance. In addition, the Company expects to be above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan for at least the next twelve months from the date of issuance of these financial statements.

On October 23, 2017, the Company entered into a credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million and maturing in October 2022. On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada (“Wells Fargo”, successor to Wells Fargo Canada Corporation). The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. On September 6, 2024, the Company exercised the option to increase the maximum amount under the facility by $5.0 million to reach $90.0 million. The Amended Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5%—2.0% depending on the Company’s excess availability levels. On June 26, 2024, the Company entered into an amendment to the Amended Credit Facility with Wells Fargo. The amendment replaces the interest rate of CDOR plus a spread ranging from 1.5%—2% depending on the Company’s excess availability levels for the interest rate of CORRA plus a CORRA adjustment ranging from 0.30% to 0.32% and a spread ranging from 1.5%—2% depending on the Company’s excess availability levels. On July 8, 2025, the Company entered into an amendment and waiver to the Amended Credit facility whereby Wells Fargo waives certain provisions of the existing Amended Credit Facility to permit the European Acquisition, the Incremental Loan and the Mangrove Loan. The Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. The Company was above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan throughout the twenty-six week period ended September 27, 2025.

On June 29, 2018, the Company secured a $12.5 million term loan maturing in October 2022 with SLR. On December 24, 2021, the Company entered into an amended and restated senior secured term loan (“Amended Term Loan”) with Crystal Financial LLC (dba SLR Credit Solutions) (“SLR”). The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. On June 26 2024, the Company entered into an amendment to the Amended Term Loan with SLR. The amendment replaces the interest rate of CDOR plus 7.75% (or CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants) for the interest rate of CORRA plus a CORRA adjustment of 0.32% and 7.75% (or CORRA plus a CORRA adjustment of 0.32% plus 7.00% or CORRA plus a CORRA adjustment of 0.32% plus 6.75% depending on the Company complying with certain financial covenants). On July 8, 2025, the Company entered into an amendment to the Amended Term Loan whereby SLR provided the Company with an additional term loan of $13.5 million to fund the European Acquisition and to fund ordinary course working capital (the “Incremental Loan”). Under the Amended Term Loan, the Company is required to maintain minimum excess availability at all times, as defined in the Amended Credit Facility and Amended Term Loan. The Term Loan is required to be repaid upon maturity. The Incremental Loan bears interest at the same rate as the current term loan with SLR which is CORRA plus (i) a CORRA adjustment of 0.32% and (ii) 7.75%, and is repayable, in full, on December 24, 2026.

The Company’s borrowing capacity under both the Amended Credit Facility and the Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, which are periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

The Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Amended Credit Facility and its Amended Term Loan. In the event that excess availability falls below the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan, this would be considered an event of default under the Company’s Amended Credit Facility and its Amended Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Amended Credit Facility and its Amended Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to be above the minimum excess availability as defined in the Amended Credit Facility and Amended Term Loan for at least the next twelve months from the date of issuance of these financial statements.

The Amended Credit Facility and Amended Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availability of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Amended Credit Facility and Amended Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Amended Credit Facility and Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves have been imposed by the Company’s senior secured lenders since the inception of the loans.

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures will also depend on its ability to maintain adequate levels of available borrowing, adhere to all financial covenants with its lenders, obtain favorable payment terms from suppliers and its future performance, which may be subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. Such events include the potential impacts to our ability to generate cash from operations as a result of recent general economic conditions. See “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on July 25, 2025 for additional information.

Borrowings under our Amended Credit Facility for the periods indicated in the table below were as follows:

	26 Weeks Ended
	September 27, 2025	September 28, 2024
	(In thousands)
Credit facility availability	$88,373	$86,757
Amount borrowed at period end, net of deferred financing costs	$73,513	$71,152

Excess borrowing capacity at period end (before minimum threshold)	$14,860	$15,605

Average outstanding borrowed balance during the 26 weeks	$74,074	$67,572
Average excess borrowing capacity during the 26 weeks	$14,049	$13,186
Maximum borrowing outstanding during the 26 weeks	$78,011	$73,760
Minimum excess borrowing capacity during the 26 weeks	$11,789	$12,028
Weighted average interest rate for 26 weeks	5.4%	7.7%

Investissement Québec

On July 8, 2020, the Company secured a six-year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $1.8 million is outstanding as at September 27, 2025 ($2.8 million as at March 29, 2025). The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. On January 4, 2023, the Company received a loan forgiveness in the amount of $0.2 million that is being recognized over the term of the loan.

On August 24, 2021, the Company entered into a 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of September 27, 2025, the Company has $4.3 million ($4.2 million net of deferred financing costs) outstanding on the loan ($4.3 million as at March 29, 2025). The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw in July 2022.

Both term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. As of March 29, 2025, the working capital ratio was 0.88. On July 14, 2025, Investissement Québec modified the working capital covenant for fiscal years ending March 29, 2025 and March 28, 2026 to 0.88.

Other Financing

As of September 27, 2025, the Company had a balance of $2.0 million (U.S. $1.5 million) outstanding from an original $6.8 million (U.S. $5.0 million) cash advance from one of its controlling shareholders, Montel S.à.r.l. (“Montel”, previously known as Montrovest B.V.). This advance is payable upon demand by Montel once conditions stipulated in our Credit Facility permit such payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends, which is (outlined in the above section). This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12%.

On March 26, 2020, the Company secured a 6-year term loan with Business Development Bank of Canada (BDC), as amended, for an amount of $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of September 27, 2025, the Company has $0.1 million outstanding on the loan ($0.2 million as of March 29, 2025). The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments from June 26, 2021, the date of the drawdown.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the construction of a new store. The maximum borrowing amount under this facility is U.S. $2.5 million (CAD $3.4 million). During fiscal 2025, the Company had borrowed a total amount of U.S. $2.4 million (CAD $3.3 million) against this facility. The capital lease financing bears interest at approximately 14% annually and is repayable over 24 months. As of September 27, 2025, the Company had U.S. $1.4 million (CAD $2.0 million) outstanding under this facility.

On June 3, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $0.6 million (CAD $0.8 million). During fiscal 2025, the Company had borrowed a total amount of U.S. $0.6 million (CAD $0.8 million) against this facility. The capital lease financing bears interest at approximately 14% annually and is repayable over 24 months. As of September 27, 2025, the Company has U.S. $0.4 million (CAD $0.5 million) outstanding under this facility.

On July 15, 2024, the Company obtained a support letter (“Shareholder Support Letter”) from one if its shareholders, Mangrove, providing financial support in an amount of up to $3.75 million, of which $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in maintaining minimum excess availability levels at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the Shareholder Support Letter was extended until December 31, 2025.

On June 26, 2025, the Shareholder Support Letter was terminated and replaced with the Mangrove Loan, whereby Mangrove entered into a loan agreement with the Company to advance $3.75 million of additional indebtedness to fund the Company’s working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026.

On July 21, 2025, the Company obtained support letters from Mangrove, the Company’s Interim President and Chief Operating Officer and member of the Company’s Board of Directors and an officer of the Company, providing financial support for an aggregate total amount of up to $1.5 million. The amount can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2026, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its minimum excess availability at all times as defined in the Amended Credit Facility and Amended Term Loan. Amounts drawn under these support letters will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2026.

In addition, on July 21, 2025, the Company obtained from Mangrove a deferral of interest payments payable in relation to the cash advance outstanding of U.S. $1.5 million and the Mangrove Loan of $3.75 million, of up to a maximum of $813,227, effective immediately and through to July 31, 2026.

Cash flow—from operations

The following table summarizes cash flows from operating, investing and financing activities:

	26 Weeks Ended
	September 27, 2025	September 28, 2024
	(In thousands)
Net cash provided by (used in)
Operating activities	$(4,273)	$(3,476)
Investing activities	(8,484)	(5,001)
Financing activities	13,420	8,483

Net increase in cash and cash equivalents	$663	$6

Net cash used in operating activities was $4.3 million during the twenty-six week period ended September 27, 2025 as compared to net cash used in operating activities of $3.5 million during the twenty-six week period ended September 28, 2024. The $0.8 million increase in net cash used in operating activities was the result of i) a $0.5 million decrease in net loss during the twenty-six week period ended September 27, 2025 compared to the same period in the prior fiscal year, (ii) $2.7 million increase in cash used by changes in working capital, of which, period over period changes included a decrease of $8.4 million in inventory investment, a decrease of $1.9 million in accounts receivable and other receivables (including long term receivables) driven by the wind down of our wholesale operations, a decrease of $9.5 million in accounts payable and accrued liabilities (including other long term liabilities) primarily driven by a reduction of trade accounts payable of $7.2 million and a decrease in prepayments of $0.3 million and (iii) a positive impact of $1.4 million related to non-cash adjustments consisting mainly of lease modifications.

During the twenty-six week period ended September 27, 2025, net cash used in investing activities was $8.5 million as compared to $5.0 million during the twenty-six week period ended September 28, 2024. The $3.5 million increase in net cash used in investing activities was primarily attributable to the European Acquisition for a total of $7.0 million, net of cash acquired, partially offset by a decrease in investments in property and equipment.

Net cash provided by financing activities was $13.4 million in the twenty-six week period ended September 27, 2025 as compared to $8.5 million provided by financing activities in the twenty-six week period ended September 28, 2024. The $4.9 million increase in cash flow from financing activities was primarily due to an increase in long-term debt of $17.3 million during the twenty-six week period ended September 27, 2025, as compared to the prior year period, as well as an increase in bank indebtedness of $7.8 million offset by a decrease in capital lease funding of $2.8 million, an increase in capital lease repayments of $0.8 million and an increase in payment of loan origination fees of $0.9 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under our Amended Credit Facility and the Amended Term Loan bear interest at floating rates which is based on CORRA plus a CORRA adjustment of 0.32% plus a fixed additional interest rate. The vendor note payable in relation to the European Acquisition is interest bearing at the CORRA rate plus 2.3% per annum. As of September 27, 2025, we have not hedged these interest rate risks. As of September 27, 2025, we had $100.4 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100-basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.0 million.

Currency Risk

As of September 27, 2025, we had $68.2 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and the Canadian dollar, which would impact the level of our earnings if there were fluctuations in the U.S. and Canadian dollar exchange rate. Assuming a 100-basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 27, 2025, our earnings would have increased or decreased, respectively, by approximately $0.7 million.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We do not currently use derivatives to hedge these risks. Our retail sales and gross margin could be materially impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our customers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, availability under our Amended Credit Facility and Amended Term Loan, anticipated distributions of profits, and about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the Securities and Exchange Commission (“SEC”), especially on our Forms 20-F and our Forms 6-K. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on July 25, 2025, and subsequent filings with the SEC. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure and interest rates, a decline in consumer discretionary spending, increased cost of borrowing or deterioration in consumer financial position; (ii) the Company’s ability to maintain its listing on the NYSE American or to list its securities on another national securities exchange, (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, and the impact on store traffic, tourism and sales, as well as the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, to maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vii) the Company’s ability to execute its strategic vision; (viii) the Company’s ability to invest in and finance capital expenditures; and (ix) the Company’s ability to continue as a going concern.